BERKSHIRE HATHAWAY INC.

3555 FARNAM STREET

OMAHA, NEBRASKA 68131

TELEPHONE (402) 346-1400

FAX (402) 346-3375

April 8, 2013

Mr. Gus Rodriguez

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Berkshire Hathaway Inc.

Form 10-K for the Year Ended December 31, 2012

Filed March 1, 2013

File No. 001-14905

Dear Mr. Rodriguez:

The purpose of this letter is to advise you that we intend to respond to your letter dated April 2, 2013 no later than April 30, 2013. However, we will make every effort to provide our response to you sooner. If you have any questions or find our proposed timing to be unacceptable, please contact me as soon as possible.

Very truly yours,

BERKSHIRE HATHAWAY INC.

/s/ Marc D. Hamburg

Marc D. Hamburg

Senior Vice President – Chief Financial Officer

MDH/es

cc:	Mark Brunhofer – Senior Staff Accountant

Daniel J. Jaksich